

10035186

EDSTATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 66004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolve Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5300 Bee Cave Road, Building 3, Suite 100
(No. and Street)

Austin, Texas 78746
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lynn Koczera 901-624-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORNE LLP
(Name – *if individual, state last, first, middle name*)

1715 Aaron Brenner Drive, Suite 300 Memphis, TN 38120
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynn Koczera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolve Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHERRI L. MAYO
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

My Commission Expires:
August 11, 2013

Lynn Koczera
Signature

Financial Principal
Title

Sherri L. Mayo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


HORNE
CPAs & Business Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Evolve Securities, Inc.
Cordova, Tennessee

We have audited the accompanying statement of financial condition of Evolve Securities, Inc. (a wholly-owned subsidiary of Evolve Financial Group, Inc.) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolve Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horne LLP

Memphis, Tennessee
February 23, 2010

EVOLVE SECURITIES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	238,897
Deposits with clearing brokers		25,000
Receivables		75,115
Prepaid expenses		50,591
Furniture and equipment, net		29,639
Intangibles, net		55,486
Other		19,327
Total assets	$	494,055

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	85,879
Accrued expenses		90,274
Total liabilities		176,153
Stockholder's equity		
Preferred stock, $0.0001 par value, authorized 1,500 shares		-
Common stock, $0.0001 par value, authorized 1,500 shares; 1,000 shares issued		10
Additional paid-in capital		2,574,908
Retained deficit		(2,257,016)
Total stockholder's equity		317,902
Total liabilities and stockholder's equity	$	494,055

See accompanying notes.

EVOLVE SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2009

Revenues		
Commissions on securities transactions	$	3,036,321
Interest and other income		107,550
Total revenues		3,143,871
Expenses		
Commissions		1,972,318
Employee compensation and benefits		606,611
Regulatory fees		60,574
Clearing expenses		215,058
Technology expenses		91,118
Occupancy and equipment		165,163
Professional fees		113,843
Amortization of intangibles		13,193
Other		108,575
Total expenses		3,346,453
Net loss	$	(202,582)

See accompanying notes.

EVOLVE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
December 31, 2009

	Common Stock	Paid-in Capital	Retained Deficit	Total
Balance at January 1, 2009	$ 10	$ 2,389,908	$(2,054,434)	$ 335,484
Capital contributions from Parent	-	185,000	-	185,000
Net loss	-	-	(202,582)	(202,582)
Balance at December 31, 2009	$ 10	$ 2,574,908	$(2,257,016)	$ 317,902

See accompanying notes.

EVOLVE SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2009

Subordinated liabilities at January 1, 2009	$ -
No activity during year	-
Subordinated liabilities at December 31, 2009	$ -

See accompanying notes.

EVOLVE SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities		
Net loss	$	(202,582)
Adjustments to reconcile net loss to cash used in operating activities		
Depreciation		7,400
Amortization of intangibles		13,193
Changes in operating assets and liabilities		
Deposits with clearing brokers		75,724
Receivables		(18,991)
Prepaid expenses		(10,802)
Other		(17)
Accounts payable		74,349
Accrued expenses		(127,481)
Net cash used in operating activities		(189,207)
Cash flows from investing activities		
Purchases of furniture and equipment		(2,309)
Net cash used in investing activities		(2,309)
Cash flows from financing activities		
Capital contributions from Parent		185,000
Net cash provided by financing activities		185,000
Net decrease in cash		(6,516)
Cash, beginning of year		245,413
Cash, end of year	$	238,897

Supplemental cash flow disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Business

Evolve Securities, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Evolve Financial Group, Inc. (the "Parent").

The Company offers accounts on a fully disclosed basis through contractual agreements with clearing brokers. Accordingly, the Company operates under the exemptive provisions of SEC rule 15c3-3c(k)(2)(ii).

The Company was incorporated on February 4, 2004 and was in the development stage through December 31, 2005. The year 2006 was the first year during which the Company was considered an operating company and no longer in the development stage.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Long-lived Assets

Furniture and equipment are stated at cost, less accumulated depreciation computed by the straight-line method over the estimated useful lives of the assets. Costs of replacements or improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in an acquisition accounted for using the purchase method. Identifiable intangible assets consist of various intangible assets arising from whole bank acquisitions (i.e. customer accounts, mutual fund agreements, licensing, and non-compete agreements). They are initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives.

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable or may be impaired. In addition, goodwill is reviewed for impairment annually. For long-lived assets other than goodwill, if the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. For goodwill, if the carrying amount of goodwill exceeds the implied fair value of goodwill an impairment loss is recognized in an amount equal to the excess.

Start-Up Expenses

Start-up expenses and organization costs incurred in organizing and capitalizing the Company, obtaining regulatory approvals, and preparing for commencement of operations have been expensed for financial statement purposes. The costs and expenses are being amortized over fifteen years for income tax purposes.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $2,410 for the year ended December 31, 2009.

Income Tax

The Company is included in consolidated income tax returns filed by the Parent. Income taxes are calculated as if the companies filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognizable in the financial statements for the changes in deferred tax liabilities or assets between years. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

Impact of Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, codified in ASC Topic 740. This standard clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted this standard effective January 1, 2009. The Company had no significant uncertain tax positions at the date of adoption or at December 31, 2009. Accordingly, the adoption did not have a material effect on the Company's financial position or results of operations.

Note 2. Furniture and Equipment

A summary of furniture and equipment follows:

Furniture and equipment	$	42,528
Less accumulated depreciation		12,889
	$	29,639

Note 3. Goodwill and Other Intangibles

At December 31, 2009 the Company has goodwill in the amount of $10,000 as a result of the acquisition of certain assets of a broker-dealer in April 2006.

Other intangible assets and the related accumulated amortization as of the year ended December 31, 2009 is as follows:

		2009
Other intangible assets	$	100,489
Less: accumulated amortization		(55,003)
Net other intangible assets	$	45,486

Amortization expense was $13,193 for the year ended December 31, 2009.

NOTES TO FINANCIAL STATEMENTS

Note 4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $86,546, which was $41,546 in excess of its required net capital of $45,000, respectively.

Note 5. Income Taxes

The components of deferred income taxes are as follows:

Deferred tax assets:	
Start-up expenses	$ 218,000
Net operating loss carry forward	550,000
	768,000
Valuation allowance	(768,000)
Net deferred tax asset	$ -

A valuation allowance of $768,000 at December 31, 2009 has been provided to eliminate the deferred tax assets related to the operations of the Company. In future periods, management will continue to assess the amount of tax benefit it will realize from loss carry forwards and deductible temporary differences and adjust the allowance accordingly. At December 31, 2009, the Company has net operating loss carry forwards of approximately $1,616,736, respectively, which will expire in 2029, if not used.

Tax periods for all fiscal years after 2005 remain open to examination by the federal and state taxing jurisdictions to which the Company is subject.

Note 6. Leases

The Company leases office space in Dallas, Texas under an agreement which expires in December 2012 and office space in Austin, Texas under an agreement which expires in December 2013. The Company subleases a portion of the space on a month to month basis for $15,800 per month. Rent expense for 2009 was $196,536 and is included in occupancy and equipment expense on the statement of operations. Sublease income for 2009 was $59,400.

NOTES TO FINANCIAL STATEMENTS

Note 6. Continued

Future minimum lease payments as of December 31, 2009 are as follows:

2010	163,618
2011	170,258
2012	176,897
2013	77,208
2014 and thereafter	-
Total	$ 587,981

Note 7. Related Party Transactions

Accounts receivable includes related party transactions with subsidiaries of the Parent. The total as of December 31, 2009 included $6,593 from Evolve Bank & Trust, and $11,829 from AFS Investment Advisors. These amounts represent shared rent and technology expenses receivable from related parties. The amounts are payable upon demand and no interest is being charged.

The Company reimbursed Evolve Financial Group, Inc. for certain allocated overhead and administrative expenses. These expenses generally consist of salaries, technology, and other corporate facilities costs. Evolve Financial Group, Inc. provides administrative, accounting, and other services to the Company. The allocations of expenses have been based primarily on the proportionate share of the expenses shared with the other subsidiaries of Evolve Financial Group, Inc. and are usually one-third of the total expense. The Company paid Evolve Financial Group, Inc. $44,444 for shared services during 2009.

The Company reimbursed Evolve Bank & Trust, a subsidiary of Evolve Financial Group, Inc., for certain allocated overhead and administrative expenses. These expenses generally consist of legal, rent, data processing services, and other corporate facilities costs. Evolve Bank & Trust provides administrative and other services to the Company. The allocations of expenses have been based primarily on the proportionate share of the expenses shared with the other subsidiaries of Evolve Financial Group, Inc. and are usually one-third of the total expense. The Company paid Evolve Bank & Trust $44,563 for shared services during 2009.

NOTES TO FINANCIAL STATEMENTS

Note 8. Business Combinations

In April 2008, the Company and the Parent closed on the asset purchase of AFS Brokerage, Inc. ("AFSB"), a Colorado corporation located in Austin, Texas. As a result of the acquisition, the Company expects to expand its market penetration in Texas, Colorado, Nebraska, and other states; reduce costs through economies of scale; increase volume and profitability; and provide better service to affiliated companies. Total consideration paid by the Company consisted of a fixed consideration of one dollar and additional contingent consideration. The Company does not accrue contingent consideration obligations prior to the attainment of the objectives when the contingency amount cannot be determined beyond a reasonable doubt. Contingent consideration included in the purchase agreement consists of up to 40,500 shares of common stock in Evolve Financial Group, Inc., 45,000 warrants to purchase common stock in Evolve Financial Group, Inc., and contingent earn-out based upon gross profit over seven years as defined in the purchase agreement. The asset being purchased is a customer list which will be recorded as an intangible asset. Since the value of the customer list intangible is based on contingent consideration, the purchase price allocation and amortization period has not been finalized. Amounts recorded for the contingent earn-out for the fiscal year 2009 totaled $2,054.

Note 9. Other Matters

The Company has incurred significant losses since inception. Management has taken certain steps to ensure that the Company will continue as a going concern including efforts to increase commission revenues and reduce overhead and administrative costs. Management's earnings and cash flow projections indicate that additional capital infusions may be necessary in order for the Company to remain adequately capitalized in the future. There can be no assurance as to the availability or terms upon which additional capital might be available.

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the financial statements.

Note 10. Subsequent Events

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through February 23, 2010, the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2009 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

EVOLVE SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL

Total stockholder's equity	$	317,902
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		317,902
Deductions and/or charges for nonallowable assets:		
Receivables		50,813
Prepaid expenses		50,591
Furniture and equipment		29,639
Intangibles		55,486
Rent deposit		16,545
Deposit with clearing broker		25,000
Petty cash		500
Other		2,782
Total nonallowable assets		231,356
Total deductions		231,356
Net capital	$	86,546

AGGREGATE INDEBTEDNESS

Liabilities from statement of financial condition	$	176,153
Total aggregate indebtedness	$	176,153

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	45,000
Excess net capital	$	41,546
Excess net capital at 1000%	$	68,931
Ratio of aggregate indebtedness to net capital		2 to 1

No material difference exists between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2009 FOCUS report.

EVOLVE SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
Year Ended December 31, 2009

The Company is exempt from the provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept be a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

EVOLVE SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
Year Ended December 31, 2009

The Company is exempt from the provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept be a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

HORNE
CPAs & Business Advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Evolve Securities, Inc.
Cordova, Tennessee

In planning and performing our audit of the financial statements of Evolve Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in confo rmity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Memphis, Tennessee
February 23, 2010